UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May, 2018

Commission file number:  001-33562

Platinum Group Metals Ltd.

Suite 788 — 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 14, 2018	/s/ Frank Hallam
FRANK HALLAM
CHIEF FINANCIAL OFFICER

EXHIBIT INDEX

Exhibit	Description
99.1	Amended and Restated Subscription Agreement dated May 10, 2018

99.2	Second Modification Agreement to the Second Amended and Restated Credit Agreement dated as of May 1, 2018